FREE WRITING PROSPECTUS

Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-142438

July 30, 2007

TULLY’S COFFEE CORPORATION

Free Writing Prospectus Published or Distributed by Media

On April 27, 2007, we filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) for a proposed underwritten public offering of our common stock. On July 26, 2007, we filed an amendment to our Registration Statement. Our Registration Statement, as amended, and as may be amended in the future, is referred to herein as the “Registration Statement.” Also on July 26, 2007, we filed our Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2007. A copy of the Registration Statement and the Quarterly Report may be obtained free of charge at www.sec.gov.

We have received and may continue to receive a high degree of media coverage. Reports in the media are not prepared by us or reviewed by us prior to publication. You should consider statements published in news reports or contained herein, in particular the quotations set forth below, only after carefully evaluating all of the information in the Registration Statement including the risks described throughout the Registration Statement.

On June 26, 2007, The Seattle Post-Intelligencer, a daily newspaper, as well as its online publication, Seattlepi.nwsource.com, published an article about the filing of our amended Registration Statement. The full text of the article is reproduced below.

The article was not prepared by us or reviewed by us prior to its publication, nor were we aware of the publication of the articles prior to July 26, 2007. None of The Seattle Post-Intelligencer or Seattlepi.nwsource.com is affiliated with Tully’s. Tully’s made no payment and gave no consideration to The Seattle Post-Intelligencer or Seattlepi.nwsource.com in connection with the publication of the article described here or any other article published by any of them concerning Tully’s. Neither we nor any of the underwriters in this offering have confirmed, endorsed or adopted any statements that were not made by us for utilization by, or distribution to, prospective purchasers in this offering. With the exception of the quotations attributed directly to Kristopher S. Galvin, each of the articles represents its respective author’s opinion, which Tully’s does not endorse or adopt, and Tully’s does not make any representations as to the accuracy of such opinions.

To the extent any such statements are inconsistent with, or conflict with, the information contained in the Registration Statement, or relate to information not contained in the Registration Statement, they are disclaimed by us and the underwriters. Accordingly, prospective investors should not rely on such statements. In particular, Kristopher Galvin, our Chief Financial Officer, was misquoted as stating that Tully’s “hopes to sell 3.5 million to 4.25 million shares on the Nasdaq Stock Market.” Rather, Mr. Galvin had referenced 4,025,000 shares as the maximum number of shares included in the offering, which represents 3,500,000 shares being offered by us for sale to the public and up to a maximum of 525,000 additional shares that may be issued to cover over-allotments, if any, made by the underwriters.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This free writing prospectus and the Registration Statement contain forward-looking statements by Tully’s within the meaning of Section 27A of the Securities Act, which statements are subject to the safe harbor created by that section. These statements include the statements attributed to Mr. Galvin in the article reprinted below regarding the completion, size and pricing of the proposed offering. These statements are subject to the risks that the offering will not be completed, will be completed at a later date than we expect or will be priced at a level lower than we expect. Any of these potential outcomes will be influenced by the future performance of Tully’s, market conditions, investor concerns, and other factors over which we have little or no control. These statements also involve other known and unknown risks, uncertainties and other factors, including those described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other parts of the Registration Statement, that could cause events to differ materially from those anticipated in these forward-looking statements.

You should read this free writing prospectus and the Registration Statement and the documents that we reference in the Registration Statement and that are filed as exhibits to the Registration Statement, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements above and in the Registration Statement. Except to the extent required by the federal securities laws, we do not intend to update or revise the forward-looking statements contained in this free writing prospectus.

LEGEND

Tully’s has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Tully’s has filed with the SEC for more complete information about Tully’s and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating the offering will arrange to send you the prospectus if you request it by calling, toll free at 1-800-968-8559.

SEATTLE POST-INTELLIGENCER

http://seattlepi.nwsource.com/business/325211_tullysipo27.html

Tully’s inches closer to IPO

Last updated July 26, 2007 3:20 p.m. PT

By CRAIG HARRIS

P-I REPORTER

Tully’s moved another step closer Thursday to finally being publicly listed, when the Seattle-based coffee company said it would seek an $11 per share price with an initial public offering.

“We are nearing the end of the process,” Chief Financial Officer Kristopher Galvin said in a phone interview from Cleveland, where Tully’s executives were meeting with underwriters. “We are very motivated and excited.”

Galvin said Tully’s Coffee Corp. hopes to sell 3.5 million to 4.25 million shares on the Nasdaq Stock Market under the symbol TULY in the range of $10 to $12 a share. Galvin said he could not disclose when an IPO would occur.

The company hopes to net between $34.5 million and $39.9 million, which it would use for expansion and paying off debt, according to a filing Thursday with the Securities and Exchange Commission.

The filing said Tully’s, which has 131 stores in five states, would open 30 to 40 stores in the next 12 months and that many or more the following year.

The filing listed the underwriters as KeyBanc Capital Markets, D.A. Davidson & Co. and Stifel Nicolaus.

Tully’s, founded in 1992, is not publicly traded but functions as a publicly held company because it has more than 500 shareholders and is required to file quarterly financial reports with the SEC.

The company has incurred net losses since its inception, except for fiscal 2006, when Tully’s was in the black following the sale of intellectual property assets. For fiscal 2007, the company lost $9.8 million, and it had an accumulated deficit of $88.1 million as of April 1, according to the filing.

The outlook doesn’t look much better for fiscal 2008, when the company expects to again lose money, the filing said.

But Tully’s, in another filing Thursday, said it significantly improved sales for the first quarter of its 2008 fiscal year and cut losses to $2.2 million, or 86 cents per share, compared with losses of $2.4 million, or $1.06 a share, from a year ago.

For the quarter ended July 1, Tully’s had total sales of $16.3 million, up nearly 20 percent from the $13.6 million the company made a year ago in the same period.

Tully’s recorded a 9.5 percent increase in comparable store sales during the quarter, and the company expects to have comparable store sales between 4 percent and 8 percent for the 2008 fiscal year.

Tully’s cleared another hurdle to go public in late June, when shareholders overwhelmingly approved the company’s plan to trade eight shares for one in a reverse stock split to make the company more attractive to institutional investors.

The company, with about 6,200 shareholders, has talked about going public since at least 2000.

Over the past 15 years, shareholders have paid between 33 cents and $2.50 a share, but the reverse stock split caused the shares to be worth $2.64 to $20.

That means that if Tully’s IPO is at the high end of the range, at $12 a share, some investors will not be made whole unless the stock price rises significantly.

P-I reporter Craig Harris can be reached at 206-448-8138 or craigharris@seattlepi.com.

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